

August 31, 2010

By U.S. Mail and facsimile to (504) 576-2776

J. Wayne Leonard
Chairman and Chief Executive Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

      Re: **Entergy Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed February 26, 2010
               File No. 001-11299

Dear Mr. Leonard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. Please note that we performed concurrent reviews of Entergy Corporation and each of its registrant subsidiaries that were included in this Form 10-K. In general, we made comments on the disclosures and financial statements of Entergy Corporation even if they also applied to one or more of the registrant subsidiaries. Please confirm to us that you will apply all comments to the disclosures and the financial statements of each registrant included in your Form 10-K, as applicable.

Management's Financial Discussion and Analysis, page 5

Results of Operations, page 10

2. In future filings, when you identify intermediate causes of changes in revenues or expenses, please provide your readers with insight into the underlying drivers of those changes.

Liquidity and Capital Resources, page 20

Cash Flow Activity, page 32

3. In future filings, please better explain the underlying reasons for changes in your cash flows and the variability in your cash flows. Please ensure that you do not merely recite the information seen on the face of your cash flow statement.

New Accounting Pronouncements, page 54

4. Please note that the FASB Accounting Standards Codification became effective for financial statements for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly, here and throughout your document.

Entergy Corporation and Subsidiaries Selected Financial Data, page 55

5. We note that your presentation of long-term obligations includes preferred stock with sinking fund. We assume that you no longer have outstanding any preferred stock with sinking fund. If our assumption is correct, please revise footnote one to this table to clarify the periods that were impacted by preferred stock with sinking fund. If our assumption is incorrect, please tell us how you determined that no disclosures on this preferred stock and related sinking fund were necessary within your financial statements and related footnotes.

6. Please tell us how you considered disclosing your subsidiaries' preferred stock without sinking fund. In this regard, Instruction 2 to Item 301 of Regulation S-K indicates that you should disclose a total for long-term obligations and redeemable preferred stock, as redeemable preferred stock is defined in Rule 5-02.27(a) of Regulation S-X. As Note 1 to your financial statements indicates that Entergy Arkansas, Entergy Mississippi, Entergy New Orleans and Entergy Asset Management have preferred stock whose redemption is outside of your control, it appears that these amounts should be included in the total for long-term obligations and redeemable preferred stock. Please advise.

Entergy Corporation and Subsidiaries Financial Statements for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 56

7. The current audit report states the accounting firm's name but does not include a conformed signature. Please confirm to us that you received a signed report from your auditors. Please ensure that audit reports included in future filings include a conformed signature. Refer to Rule 302 of Regulation S-T. Please apply this comment to each report on financial statements and internal control over financial reporting included in your document and the consent on page 487.

Consolidated Statements of Retained Earnings, Comprehensive Income, and Paid-In Capital, page 62

8. We note your Statements of Retained Earnings, Comprehensive Income, and Paid-In Capital. We also note your disclosures concerning preferred equity in Note 6 and your disclosures concerning treasury stock in Note 7. Please provide us with your analysis of how these and any other relevant disclosures meet the requirements of ASC 810-10-50-1A(c). Specifically, tell us how you have disclosed a reconciliation of the beginning and ending balances for total equity, equity attributable to the parent, and equity attributable to the noncontrolling interest.

Note 2. Rate and Regulatory Matters, page 73

Retail Rate Proceedings, page 85

9. We note the disclosures here and throughout your filing concerning your base rate filings with various state level regulators, including that some of these rates are subject to refund. Please tell us your accounting policy for revenue recognition when you have a pending rate case, and tell us how you considered disclosing this policy to your investors. Also quantify for us the revenue subject to refund that was recorded as revenue in Entergy Corporation's financial statements for each year presented, and tell us how you considered disclosing this total amount of revenue at risk to assist your investors in more easily understanding the several pages of detail contained in this footnote.

Note 3. Income Taxes, page 95

10. In your table showing the significant components of accumulated deferred income taxes on page 99, we note a line item called general contingencies reserve. Please explain to us what this item is and why you feel it is appropriate under GAAP to have a general contingency reserve.

Note 20. Quarterly Financial Data, page 191

11. With reference to Item 302(a)(1) of Regulation S-K, please explain to us how your current disclosures present both net income and net income attributable to the registrant for Entergy Corporation.

System Energy Resources, Inc. Management's Discussion and Analysis, page 382

12. We note from your balance sheet on page 392 that you have an asset called property under capital lease. Please explain to us where you have included the corresponding obligations under capital leases in your contractual obligations table on page 384 or how you determined that these contractual obligations did not qualify for inclusion in this table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Theodore H. Bunting, Jr.
    Senior Vice President and Chief Accounting Officer
    Via facsimile to (504) 576-2187